SCHEDULE 13D
(Rule 13d-102)
Information To Be Included In Statements Filed Pursuant To Rule 13d-1(A) And
Amendments Thereto Filed Pursuant To Rule 13d-2(A)
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*
Getting Ready Corporation

(Name of Issuer)
Common Stock, par value $.001 per share

(Title of Class of Securities)
37426L 20 0

(CUSIP Number)
Judith Kenney
777 Brickell Avenue, Suite 1070
Miami, Florida 33131
Telephone: (305) 373-7888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 13, 2007

(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	37426L 20 0	Page	2	of	5

1	NAMES OF REPORTING PERSONS Phillip Frost, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,886,897 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

5,886,897 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,886,897 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	37426L 20 0	Page	3	of	5

1	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,886,897 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

5,886,897 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,887,897 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

SCHEDULE 13D

CUSIP No. 37426L 20 0	Page 4 of 5
AMENDMENT NO. 1 TO SCHEDULE 13D
     This Amendment No. 1, dated November 13, 2007, to the statement on Schedule 13D (the “Original Statement”), dated March 21, 2007, filed by the Reporting Persons relates to the common stock, par value $.001 per share, of Getting Ready Corporation, a Delaware corporation (the “Issuer”), and amends the Statement as set forth below. Capitalized terms not defined in this amendment will have the meanings from the Original Statement:

Item 4.	Purpose of Transaction.

Item 4 is hereby deleted in its entirety and replaced with the following:

     On November 13, 2007, the Issuer entered into a Merger Agreement and Plan of Reorganization (the “Agreement”) with Winston Laboratories, Inc., a Delaware corporation (“Winston”) and Winston Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”).

     On or about the signing of the Agreement, Gamma Trust invested $4.9 million in Winston in exchange for 5,699,534 shares of preferred stock of Winston and warrants to acquire 4,010,783 additional shares of preferred stock at a price of approximately $.86 per share. The Reporting Persons expect to invest or cause an investment in Winston of an additional $4 million at the time the merger is consummated.

     Under the terms of the Agreement, at the closing of the merger, each common share of Winston will be converted into approximately 17.51 shares of common stock of the Issuer and each share of preferred stock of Winston will be converted into approximately .01751 shares of preferred stock of the Issuer, each such preferred share being convertible into 1,000 shares of the Issuer’s common stock. In addition, at closing, the Winston warrants will be converted into warrants to purchase approximately .01751 shares of Issuer preferred stock, each such preferred share being convertible into 1,000 shares of the Issuer’s common stock. Such warrants will be immediately exercisable at a price of approximately $49.10 per share. As a result of the merger, the Reporting Persons will own approximately 24.55% of the Issuer’s capital stock on a fully diluted basis (without giving effect to any additional investment into Winston that may be made at or prior to the closing of the merger).

     The merger is subject to customary closing conditions, including the condition that the merger be approved by Winston stockholders. The Reporting Persons have agreed to vote their Winston shares in favor of the merger. In addition, the merger is subject to the condition that Winston shall have closed on the additional $4 million investment and issued shares of Winston Series B preferred stock. Subject to these and other conditions, the Issuer expects the merger to close during the second quarter of 2008.

SCHEDULE 13D

CUSIP No. 37426L 20 0	Page 5 of 5

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby deleted in its entirety and replaced with the following:

The discussion in Item 4 of this Schedule 13D/A is incorporated by this reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1
Merger Agreement and Plan of Reorganization, dated November 13, 2007, among the Issuer, Winston and Merger Sub (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K, dated November 13, 2007).

Exhibit 2	Joint Filing Agreement, dated November 21, 2007 by the Reporting Persons.

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2007	/s/ Phillip Frost
Phillip Frost, M.D., Individually

Dated: November 21, 2007	FROST-GAMMA INVESTMENTS TRUST
	By:	/s/ Phillip Frost
Phillip Frost, M.D., Sole Trustee

EXHIBIT 2
JOINT FILING AGREEMENT
     The undersigned hereby agree that this Statement on Schedule 13D/A with respect to the stock of Getting Ready Corporation described in this document, and any amendments to this document signed by each of the undersigned, shall be filed on behalf of each the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: November 21, 2007	FROST GAMMA INVESTMENTS TRUST
/s/ Phillip Frost
Phillip Frost, M.D., Sole Trustee

/s/ Phillip Frost
Phillip Frost, M.D., Individually